December 14, 2005

Mr. E. Del Thachuk
President and Chief Executive Officer
Standard Capital Corporation
2429-128th Street
Surrey, B.C., Canada, V4A 3W2

      Re:	Standard Capital Corporation
      	Registration Statement on Form SB-2
      Filed November 10, 2005
      File No. 333-129622

      Form 10-KSB for the Fiscal Year Ended August 31, 2005
      Filed October 25, 2005
      File No. 0-30402

Dear Mr. Thachuk:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. At times, your disclosure appears inconsistent with the status of your current business operations. As appropriate, please revise to include necessary context, including an emphasis on your lack of an operating history and failure to generate any operating revenues since inception. For example, you refer to your "mineral properties," you state you are "engaged in the acquisition and exploration of mineral properties." However, it appears you have rights related to only one property and that you are not engaged in the acquisition or exploration of any properties. Your registration statement should provide a fair and complete picture of your business, including balanced and accurate disclosure.

3. Please update your disclosure with each amendment to the most recent practicable date. For example, update the status of your application with the OTC Bulletin Board. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

Prospectus Summary, page 3

4. Please eliminate the suggestion that you only provide an "overview of selected information." Rather, make clear that this section summarizes all material information contained in your prospectus.

5. Please tell us what affiliation exists between the company and Edward Skoda. We note that title to the Standard Claim remains recorded in the name of Edward Skoda who you describe as an "arms-length mining consultant."

Selected Financial Information, page 4

6. Please provide a more precise date for when you completed your private placement, rather than simply stating that it occurred
"subsequent to August 31, 2005."

7. Please revise your description of how you used the proceeds raised in your private placement and account for the entire amount. Currently, the amounts remaining in cash and having been expended does not add up to the amount raised. Also, the expended amount does not equal the number listed as the "[a]mount paid from funds raised on private placement."

8. We note certain financial information presented on this page do not agree to the corresponding information on your audited financial statements. For example, the shareholders` deficit amount as of August 31, 2005 reported on this page is $105,389. The shareholders` deficit amount as of the same period reported on your balance sheet is $72,939. Please revise as necessary.

Risk Factors, page 5

If we don`t raise enough money for exploration..., page 6

9. Disclose the length of time you estimate to be able to continue operations with the cash you currently have. Please include the same discussion in Management`s Discussion and Analysis of Financial
Condition.

Because we may be unable to meet property maintenance requirements..., page 8

10. Disclose the amount of the annual payment and minimum amount of expenditures that you must make to maintain your interest in the Standard Claim.

Selling Security Holders, page 13

11. Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-B.

Plan of Distribution, page 15

12. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Business, page 16

Business development of issuer since inception, page 16

13. We note that you acquired, by staking, the Standard mineral claim in 1999. Please provide further disclosure to explain how staking works. Also, make clear whether the $3,050 in initial seed capital was used in this acquisition.

14. Please identify the independent professional geologist who you commissioned to prepare a geological report on the Standard Claim in
May 1999.  Also, identify the consultant you engaged in October
2005
to undertake exploration work on the Standard Claim.

15. Identify William Timmins and Calvin Church as experts for their review and analysis of the Standard Claim. File both reports as exhibits pursuant to Item 601 of Regulation S-B or explain why this is not necessary. We note Timmins` consent filed as Exhibit 23.3. Please file Church`s consent as well.

16. Describe the additional work you have undertaken in 2005 to maintain the Standard Claim for a further year. Also, disclose whether you will file this work program with the Ministry and the consequences that may arise if you do not.

Management`s Discussion and Analysis..., page 21

17. Please describe any known trends or uncertainties that you have had or reasonably expect will have a material favorable or unfavorable impact on short-term or long-term liquidity.


Our planned exploration program, page 23

18. Please provide the basis for anticipating $25,000 in exploration costs over the next twelve months on the Standard Claim.

Principal Shareholders, page 32

19. In footnote 2 to your table, you state "...to which such shares
may be required in the next 60 days...."  This does not conform to the language of Rule 13d-3 of the Exchange Act. Please revise accordingly.

Market Information, page 35

20. We note that if your common stock is not quoted on the OTCBB, it will be traded, if at all, in the over-the-counter market. Please clarify.

21. You state that the wide fluctuations of the market prices for thinly traded stocks "may adversely affect the trading price of [your] shares regardless of [your] future performance and that of Henley." Please clarify who or what is Henley.

Additional Information, page 37

22. Please revise this section to include the SEC`s current address.

Form 10-KSB for the Fiscal Year Ended August 31, 2005

Description of Property, page 11

23. You make references to mines and other mineral properties that exist in the area of your property. This may misguide investors into inferring that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects or companies operating in or near to your property. Focus your disclosure on your property.

Control and Procedures, page 18

24. Please note that Item 307 of Regulation S-B requires an evaluation of the disclosure controls and procedures to be performed
"as of the end of the period" covered by the quarterly or annual report, rather than "as of a date within 90 days of the filing date" of the quarterly or annual report. Please perform the evaluation as of the end of the period covered by the quarterly or annual report, and revise your disclosure accordingly.

25. Please indicate whether there were any changes to internal controls over financial reporting as opposed to only the "significant" changes. Please refer to paragraph (c) of Item 308 of the Regulation S-B.

Principal Accountant Fees and Services, page 28

26. We note you presented fees billed by your independent accountants on an aggregated basis for the last two years. Please present the fees and services information for each of the last two years separately in accordance with Item 14 of Form 10-KSB.

Exhibit 99.3

27. Please revise the certification to be consistent with the language specified under Instruction 31 to Item 601 of Regulation
S-
B. Please ensure that this change is also reflected in your quarterly filings.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Choi at (202) 551-3758 or April
Sifford,
Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	Y. Choi
	A. Sifford
      J. Wynn
      T. Richter

      via facsimile
      E. Del Thachuk
            (604) 538-5939

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Mr. E. Del Thachuk
Standard Capital Corporation
December 14, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010